

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Timothy Matthews
Chief Executive Officer
XCPCNL Business Services Corp
4125 Clemmons Rd., Suite 289
Clemmons, North Carolina 27012

> **Re: XCPCNL Business Services Corp**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 2**
> **Filed on April 22, 2022**
> **File No. 024-11707**

Dear Mr. Matthews:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Janice Adeloye at 202-551-3034 or Lilyanna Peyser at 202-551-3222 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services